Boqii Holding Limited
Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210, People’s Republic of China

August 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth and Dietrich King

RE:	Boqii Holding Limited
Amendment No. 5 to Registration Statement on Form F-1, as amended
Filed on July 21, 2025
File No. 333- 286239

Dear Ms. Wirth and Mr. King,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Boqii Holding Limited respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 5, 2025, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Tite:	Director, co-Chief Executive Officer and Chief Financial Officer

cc:	Michael Blankenship, Winston & Strawn LLP